Exhibit 99.2

POSTMEDIA NETWORK CANADA CORP.

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2011

Issued: July 12, 2011

JULY 12, 2011

Important Information

Financial information presented in this interim management’s discussion and analysis includes results of Postmedia (as defined below and referred to as the “Company”) for the three and nine months ended May 31, 2011 and Canwest Limited Partnership (“Canwest LP” or the “Limited Partnership”), Postmedia’s predecessor company, for the three and nine months ended May 31, 2010. The financial results of the predecessor company for the three and nine months ended May 31, 2010 are in respect of the period during which the predecessor company, and not Postmedia, owned the assets underlying the business of the Company. Also, the financial statements of the predecessor are that of another entity and Postmedia is not a continuation of the predecessor. The financial information for the three and nine months ended May 31, 2010 is not comparable to our interim unaudited consolidated financial statements and does not represent and is not purported to represent the results that would have been achieved had Postmedia owned the assets of Canwest LP and shares of National Post Inc. at that time.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the annual audited consolidated financial statements and related notes of Postmedia for the period ended August 31, 2010 and the interim unaudited consolidated financial statements and related notes of Postmedia for the three and nine months ended May 31, 2011, and the interim unaudited consolidated financial statements and related notes of Canwest LP for the three and nine months ended May 31, 2010. The interim unaudited consolidated financial statements of Postmedia for the three and nine months ended May 31, 2011 are available on SEDAR at www.sedar.com. The annual audited consolidated financial statements and related management’s discussion and analysis of Postmedia for the period ended August 31, 2010 and the audited financial statements and related notes of Canwest LP for the periods ended May 31, 2010 and July 12, 2010 and the years ended August 31, 2009 and August 31, 2008 are included in our non-offering prospectus dated June 7, 2011 which is available on SEDAR at www.sedar.com. Interim results may not be indicative of results for the full fiscal year.

This discussion contains statements that are not historical facts and are forward-looking statements. These statements are subject to a number of risks described in the section entitled “Risk Factors” included in our non-offering prospectus which can be found on SEDAR at www.sedar.com. Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements. Such statements reflect management’s current views and are based on certain assumptions. They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on such forward-looking statements. No forward-looking statement is a guarantee of future results. We have included information from historical interim unaudited consolidated financial statements of Canwest LP in this interim management’s discussion and analysis to provide historical financial data of the operations we acquired. The historical information for Canwest LP contained in this management’s discussion and analysis is not comparable to our financial information. Readers are cautioned that Canwest LP’s historical financial information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s historical interim unaudited consolidated financial information included in this management’s discussion and analysis has been reclassified to be consistent with Postmedia’s revenue, expense and segment presentation.

All amounts are expressed in Canadian dollars unless otherwise noted. The financial statements of Postmedia and Canwest LP have been prepared in accordance with Canadian Generally Accepted Accounting Principles – Part V (“GAAP” or “Canadian GAAP”). In certain aspects US Generally Accepted Accounting Principles as applied in the United States (“US GAAP”) differ from Canadian GAAP. See “Differences between Canadian and US GAAP”.

Non-GAAP Financial Measures

To assist in assessing our financial performance this discussion also makes reference to operating profit before amortization, restructuring and other items, which is a non-GAAP financial measure. We believe this non-GAAP measure is useful to investors as it is an indicator of our operating performance and ability to incur and service debt. In addition, it allows us to meaningfully compare our results to our predecessor as it excludes both amortization expense, which is not comparable between Postmedia and our predecessor as a result of the changes in the value of our assets because of the Acquisition, and restructuring and other items expense, which relates mainly to severance costs related to the restructuring of the operations incurred as a result of the Acquisition which are not comparable to the restructuring expense recorded by our predecessor. Management uses this non-GAAP measure to make operating decisions as it is an indicator of how much cash is being produced by our operations and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions. Finally, this non-GAAP measure is the primary measure used by our creditors to assess our performance and compute our financial maintenance covenants contained in our Term Loan Facility. Non-GAAP financial measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See “Reconciliation of Non-GAAP Financial Measures”.

This management’s discussion and analysis is dated July 12, 2011 and does not reflect changes or information subsequent to this date. Additional information in respect of Postmedia is available on SEDAR at www.sedar.com.

The Acquisition

On July 13, 2010, we acquired (the “Acquisition”) substantially all of the assets, including the shares of National Post Inc., and assumed certain liabilities of Canwest LP for $1,047.9 million (the “Acquisition Consideration”). The Acquisition Consideration consisted of cash consideration of $927.8 million and non-cash consideration, through the issuance of equity, of $120.1 million. We obtained proceeds to fund the cash portion of the Acquisition Consideration from the issuance of 12.5% Senior Secured Notes due 2018 (“Notes”), the issuance of shares, a Senior Secured Term Loan Credit Facility (the “Term Loan Facility”) and acquired cash. The Acquisition was accounted for using the acquisition method of accounting which required us to fair value the assets acquired and liabilities assumed. Additional information on the Acquisition is available in note 3 of our annual audited consolidated financial statements and our interim unaudited consolidated financial statements.

Overview and Background

We are the largest publisher of English-language paid daily newspapers by circulation in Canada, according to Newspapers Canada’s 2010 Circulation Data Report. We have the largest readership of English-language paid daily newspapers in Canada based on 2010 NADbank survey data. Our business consists of news and information gathering and dissemination operations, with products offered in most of the major markets and a number of regional and local markets in Canada through a variety of daily and community newspapers, online, digital and mobile platforms. The combination of these distribution platforms provides readers with a variety of mediums through which to access and interact with our content. In addition, the breadth of our reach and the diversity of our content enable advertisers to reach their target audiences, through the convenience of a single provider, on local, regional and national scales.

We have one reportable segment for financial reporting purposes, the Newspapers segment. The Newspapers segment is comprised of the Eastern newspapers operating segment and the Western newspapers operating segment which have been aggregated as permitted by GAAP. The Newspapers segment publishes daily and non-daily newspapers and operates the related newspaper websites. Its revenue is primarily from advertising and circulation. We also have other business activities and an operating segment which are not separately reportable and are referred to collectively as the All other category. Revenue in the All other category primarily consists of revenue from FPinfomart and canada.com.

On April 4, 2011 we amended our Term Loan Facility. As a result of this amendment the Term Loan Facility will bear interest at a reduced rate of (i) with respect to Eurodollar rate loans, the Eurodollar rate plus 5.0%, with a Eurodollar rate floor of 1.25%, and (ii) with respect to base rate loans, the base rate plus 4.0%, with a base rate floor of 2.25% . Prior to the refinancing, the comparable interest rates were (i) with respect to Eurodollar rate loans, the Eurodollar rate plus 7.0%, with a Eurodollar rate floor of 2.0%, and (ii) with respect to base rate loans, the base rate plus 6.0%, with a base rate floor of 3.0% . In addition, as a result of the amendment we have favourably modified our financial covenants. See “Liquidity and capital resources”.

On June 14, 2011, our shares began trading on the Toronto Stock Exchange under the symbols PNC.A for our Class C voting shares and PNC.B for our Class NC variable voting shares.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers and single-copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the average price per copy. Digital revenue is comprised of revenue from national and local display advertising on our newspaper and other websites, including canada.com, and subscription and licensing revenue generated through FPinfomart.

Print advertising revenue was $172.0 million and $528.9 million for the three and nine months ended May 31, 2011, representing 66.3% and 67.0% of total revenue for such periods, respectively. For the three months ended May 31, 2011 print advertising revenue by major category was as follows: national advertising 35.8%, retail advertising 25.9%, classified advertising 18.7%, insert advertising 15.6%, and other advertising 4.0% . For the nine months ended May 31, 2011 print advertising revenue by major category was as follows: national advertising 37.9%, retail advertising 26.0%, classified advertising 17.2%, insert advertising 15.2%, and other advertising 3.7% . Print advertising is influenced by the overall health of the economy. Over the last few years, significant print advertising declines have been driven by the economic downturn as well as a continuing shift in advertising dollars from newspaper advertising to advertising in other formats, including online and other digital platforms. During the three and nine months ended May 31, 2011, we experienced print advertising revenue declines of 4.7% and 2.5% respectively, compared to the three and nine months ended May 31, 2010.

Print circulation revenue was $59.1 million and $176.0 million for the three and nine months ended May 31, 2011, representing 22.8% and 22.3% of total revenue for such periods, respectively. Declines in circulation volume have been experienced over the last few years and continued in the current quarter. Circulation volume decreases have been partially offset by price increases. We expect these trends to continue throughout the remainder of fiscal 2011.

Digital revenue was $23.1 million and $68.2 million for the three and nine months ended May 31, 2011, representing 8.9% and 8.7% of total revenue for such periods, respectively. We continued to experience growth in digital revenue in the current quarter, primarily in online advertising, and expect to see growth throughout fiscal 2011. We believe digital revenue represents a future growth opportunity for the Company and we continue to focus on many new initiatives in this area.

Other revenue was $5.0 million and $15.7 million for the three and nine months ended May 31, 2011, representing 1.9% and 2.0% of total revenue for such periods, respectively. We continue to experience declines in other revenue as compared to the same periods in the prior year due to the termination of a commercial printing contract as of September 30, 2010. The loss of this commercial printing contract will result in reduced revenue of approximately $11.0 million in fiscal 2011. We expect the operating income previously earned on this commercial printing contract to be offset with corresponding cost reductions resulting from the closure of our commercial printing facility as well as savings expected to be achieved from outsourcing our production previously done by this facility. Accordingly, we do not expect the loss of this commercial printing contract to have a material impact on our overall operating profit.

Our principal operating expenses consist of compensation expenses, which are comprised of payroll and contractor expenses, newsprint expenses and distribution expenses, which comprised 52.4%, 7.6% and 18.1%, respectively, of total operating expenses for the three months ended May 31, 2011 and 52.2%, 7.7% and 17.9%, respectively for the nine months ended May 31, 2011. We experienced a decline in compensation expenses in the three and nine months ended May 31, 2011, due to restructuring initiatives as explained below and reduced defined benefit pension costs partially offset by increases in stock-based compensation expense. Defined benefit pension cost decreases are a result of increases in service costs being offset by increases in returns on plan assets, reductions in amortization of actuarial losses, and the elimination of pension expense from pension plans not acquired in the Acquisition. We expect these trends to continue throughout fiscal 2011.

Restructuring of operations and other items was $3.3 million for the three months ended May 31, 2011 which consists of $3.5 million relating to severance costs, which include both involuntary terminations and voluntary buyouts, a recovery of $1.2 million which represents curtailment gains in respect of our pension and post-retirement plans related to such involuntary terminations and voluntary buyouts, and $1.0 million of expenses relating to the filing of a non-offering prospectus, expenses relating to complying with our contractual obligation to make an exchange offer for the Notes that is registered with the U.S. Securities and Exchange Commission (“SEC”), and management oversight expenses of our various restructuring initiatives. For the nine months ended May 31, 2011, total restructuring of operations and other items was $39.9 million, of which $38.8 million related to severance costs, which include both involuntary terminations and voluntary buyouts, a recovery of $1.2 million related to curtailment gains, as described above, and $2.3 million related to other items. The severance costs will result in a reduction to our compensation expense.

Our operating results are particularly sensitive to variations in the cost and availability of newsprint. Newsprint is the principal raw material used in the production of our daily newspapers and other print publications. It is a commodity that is generally subject to considerable price volatility. We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense. Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our operating expenses by approximately $5.5 million on an annualized basis. As compared to the nine months ended May 31, 2010, newsprint cost per tonne has increased 11.9% due to both commodity price increases as well as increased use of specialty grades of newsprint.

Our total newsprint expense however, has decreased due to decreased newsprint consumption as a result of continued usage reduction efforts, outsourcing of our production at certain newspapers and lower newspaper circulation. We expect newsprint prices to remain the same for the remainder of fiscal 2011. Our distribution is primarily outsourced to third party suppliers. The key drivers of our distribution costs are fuel costs and circulation and flyer volumes. We expect distribution costs to remain flat or increase modestly relative to the prior year throughout the remainder of fiscal 2011.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, significant seasonality due to seasonal advertising patterns and seasonal influences on people’s media consumption habits. Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year. These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires our management to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Our management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

There are no significant changes in our accounting estimates since August 31, 2010 and as described in our management’s discussion and analysis included in our non-offering prospectus dated June 7, 2011, which is available on SEDAR at www.sedar.com.

International financial reporting standards

In 2006, the Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the replacement of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB confirmed that IFRS will be used for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with appropriate comparative IFRS financial information for the prior fiscal year. We will be adopting IFRS in accordance with the AcSB standards, which will result in our interim consolidated statements for the three months ending November 30, 2011 being the first interim consolidated statements required to be prepared in accordance with IFRS.

In order to prepare for our transition date on September 1, 2011, we have created a plan to convert to IFRS. As part of this plan, the Company has designated an implementation team, which includes senior levels of management, and reports the status of the project to the Audit Committee on a quarterly basis. The conversion plan to IFRS consists of three phases, the diagnostic phase, impacts and solutions development phase and the implementation and review phase. These phases are described in more detail below.

Diagnostic phase

This phase involved a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 – First time Adoption of IFRS exemptions and a high-level assessment of potential consequences on financial reporting and internal controls. We have completed our diagnostic phase and based on our assessment, we have ranked potentially affected areas as high, medium or low priority.

Impact and solutions development phase

This phase involves a detailed review of accounting issues, quantifying the impact of the conversion to IFRS, reviewing and approving accounting policy choices, designing changes to information technology and data systems, assessing internal controls and disclosure controls and procedures, training requirements and updating internal accounting policies.

It also involves reviewing the business implications of new accounting policy choices on financing arrangements, compensation arrangements, tax planning and other obligations. The adoption of IFRS does not impact the overall performance and underlying trends of our operations and as a result we currently have not discovered any current or future anticipated business activity that will be significantly impacted by the adoption of IFRS.

Accounting policies

During our impact and solutions development phase we determined that many of the differences between Canadian GAAP and IFRS are not expected to have a material impact on our operations or financial statements. We expect the following areas to have high significance and to the extent possible we have quantified the expected impact on our financial reporting. However, we have not completed all aspects of our impact and solutions development phase and accordingly our decisions regarding certain accounting policies in accordance with IFRS are preliminary and may be subject to change.

IFRS 1 – First Time Adoption of IFRS

IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions to the general requirement of full retrospective application of IFRS. We have analyzed the various optional exemptions available and have made conclusions regarding these options. Under IFRS 1 we will elect on transition, to recognize immediately cumulative actuarial losses, on a pre-tax basis, of $5.5 million from our defined benefit plans in opening retained earnings with a corresponding increase to pension, post-retirement, post-employment and other liabilities. All other optional exemptions are not significant or applicable due to the Acquisition on July 13, 2010 and early adoption of CICA Handbook Section 1582, “Business Combinations” at that date, which is harmonized with IFRS 3 – Business Combinations.

IAS 1 – Presentation of Financial Statements

IAS 1 prescribes the basis for presentation of financial statements and sets out guidelines for structure and minimum content requirements under IFRS. There is generally an increase in note disclosure under IFRS compared to Canadian GAAP since there is more judgment required under IFRS. As part of our implementation and review phase we have begun drafting IFRS financial statement content for November 30, 2011, our first interim reporting period under IFRS. These draft IFRS financial statements have been presented to senior management and the Audit Committee for review.

IAS 19 – Employee Benefits

Actuarial gains (losses) and past service costs.

As mentioned above, on transition all unamortized actuarial losses related to our defined benefit plans will be recognized immediately in opening retained earnings with a corresponding increase to pension, post-retirement, post-employment and other liabilities. In addition, under Canadian GAAP, we used the corridor method whereby we amortized actuarial gains or losses in a period in which, as of the beginning of the period, the unamortized net actuarial gains or losses exceeded 10% the greater of the accrued benefit obligation or the fair value of plan assets. Upon adoption of IFRS, we plan on recognizing actuarial gains and losses in other comprehensive income as they occur. As a result, it is anticipated that compensation expense will decrease by a nominal amount in the statement of operations for the year ended August 31, 2011, due to the exclusion of amortization of actuarial losses as the losses will be charged to the opening deficit on transition to IFRS. Furthermore, under Canadian GAAP, vested and unvested past service costs from plan amendments were amortized on a straight-line basis over the employee average remaining service period. Upon adoption of IFRS, vested past service costs will be recognized immediately in income.

As described above, actuarial gains and losses will be recognized in other comprehensive income. As a result, under IFRS we will be required to assess on a quarterly basis the actuarial gains and losses related to our defined benefit obligation and the fair value of plan assets. Any significant fluctuations to our actuarial assumptions may result in a change to the actuarial gains and losses or to the fair value of plan assets which would result in a charge or recovery to comprehensive income, in the applicable quarter.

We have engaged our actuaries to assess, on a quarterly basis, the actuarial gains and losses to be recognized in other comprehensive income.

Presentation of pension expense

IAS 19 does not specify the presentation of current service cost, interest cost and the expected return on plan assets as components or a single item of income or expense. Accordingly, we anticipate electing to present the components of pension cost separately on the statement of operations. Current service costs will continue to be recorded in compensation expenses, and interest costs and the expected return on plan assets will be recorded in other financing costs. As a result of this presentation change, it is anticipated that, compensation expense will decrease by $2.4 million and other financing costs will increase by $2.4 million in the statement of operations for the nine months ended May 31, 2011.

IAS 36 – Impairment of Assets

Upon adoption of IFRS, we are required to test our goodwill and indefinite life intangible assets for impairment in accordance with IAS 36. Furthermore, IFRS requires us to conduct an asset impairment test for finite life non-financial assets at the date of adoption of IFRS if indicators of impairment exist. Based on a preliminary assessment we do not expect to have any impairment of finite life non-financial assets upon transition to IFRS on September 1, 2010. In addition, impairment assessments will significantly change in the future as there are several differences that exist between current Canadian GAAP and IFRS for impairment of non-financial assets, which include the following:

•

The test for finite life non-financial asset impairment, such as property and equipment and finite life intangible assets, requires the use of a discounted cash flow model, whereas Canadian GAAP uses a two-step impairment test which is first based on undiscounted cash flows and then discounted cash flows;

•

Testing for impairment of indefinite life intangible assets occurs at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows, whereas Canadian GAAP requires impairment tests at the asset group level which is the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets or groups of assets and liabilities;

•

Testing for goodwill impairment occurs at the goodwill cash generating unit which is the lowest level within the entity at which the goodwill is monitored for internal management, whereas Canadian GAAP requires goodwill impairment test at the reporting unit level; and

•	IFRS allows the reversal of previous impairment losses, with the exception of goodwill, whereas Canadian GAAP prohibits the reversal of non-financial asset impairments.

We are planning to conduct our impairment testing of goodwill and indefinite life intangibles for our year ending August 31, 2011 under both Canadian GAAP and IFRS. We have determined that our data-systems are capable of producing the information required for testing under both basis of accounting.

Information technology and data-system requirements

We have performed an initial analysis of our data-system infrastructure and have concluded that transition to IFRS will not require a material modification to our information technology processes as a result of differences between Canadian GAAP and IFRS that we have identified to date.

Internal controls and disclosure controls and procedures

We are in the process of identifying the impact of the adoption of IFRS on our internal controls over financial reporting and our disclosure controls and procedures. Any significant impacts we identify will be disclosed in the future when the assessment is finalized. However to date, we have not identified any changes that would materially affect, or are reasonably likely to materially affect, our internal controls over financial reporting or our disclosure controls and procedures.

Training requirements

Certain members of senior management have attended external training seminars on relevant IFRS standards and their potential impact. We are developing a training plan for our Board of Directors, Audit Committee and other employees, as appropriate. We anticipate that training will be completed by August 2011.

Implementation and review phase

This phase involves implementing changes to systems, business processes, drafting IFRS financial statement content, including the opening IFRS transitional balance sheet and detailed reconciliations of Canadian GAAP to IFRS for the comparative figures in our fiscal 2012 financial statements. As mentioned previously we have begun drafting the financial statement content for our first interim reporting under IFRS.

The IFRS conversion project is progressing as planned. We continue to monitor and assess the impact of differences between Canadian GAAP and IFRS since the International Accounting Standards Board continues to issue new accounting standards during the conversion period. As a result, the final impact of IFRS can only be measured once all the applicable IFRS accounting standards at the conversion date are known.

Operating Results

Postmedia’s operating results for the three months ended May 31, 2011 compared to Canwest LP’s operating results for the three months ended May 31, 2010

	Postmedia	Canwest LP
	For the three months ended May 31,
($ in thousands of Canadian dollars)	2011	2010 (1)
Revenues
Print advertising	171,971	180,383
Print circulation	59,068	60,770
Digital	23,108	21,348
Other	5,045	7,844

	259,192	270,345

Operating expenses
Compensation, excluding curtailment gains	108,915	120,552
Newsprint	15,734	16,346
Other operating	83,270	82,583

	207,919	219,481

Operating profit before amortization, restructuring and other items (2)	51,273	50,864
Amortization	18,568	10,074
Restructuring of operations and other items	3,267	196

Operating income	29,438	40,594
Interest expense, excluding loss on debt prepayment	19,584	10,138
Loss on debt prepayment	11,018	—
Other income	—	(500)
Loss on disposal of property and equipment	115	—
Loss on derivative financial instruments	1,907	—
Foreign currency exchange losses (gains)	695	(4,169)

Earnings (loss) before reorganization costs and income taxes	(3,881)	35,125
Reorganization costs	—	9,454

Earnings (loss) before income taxes	(3,881)	25,671
Recovery of income taxes	—	(14,968)

Net earnings (loss)	(3,881)	40,639

Notes:

(1)	We have included historical interim unaudited consolidated financial information of Canwest LP, to provide historical financial data of the operations we acquired. However, Canwest LP’s historical interim unaudited consolidated financial statements are not comparable to our interim unaudited consolidated financial statements and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s historical interim unaudited consolidated financial data has been reclassified to be consistent with Postmedia’s revenue and expense presentation.
(2)	See “Reconciliation of Non-GAAP Financial Measures”.

Revenue

Print advertising

Print advertising revenue decreased $8.4 million, or 4.7%, to $172.0 million for the three months ended May 31, 2011, as compared to $180.4 million for the three months ended May 31, 2010. This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 1.7%, retail advertising of 9.4%, classified advertising of 10.5% and other advertising of 0.3% . Partially offsetting these decreases was a 4.2% increase in insert advertising.

Print circulation

Print circulation revenue decreased $1.7 million, or 2.8%, to $59.1 million for the three months ended May 31, 2011, as compared to $60.8 million for the three months ended May 31, 2010. Net paid circulation decreased 5.7% for the three months ended May 31, 2011, as compared to the three months ended May 31, 2010, offset partially by price increases, resulting in a 2.8% decrease in overall circulation revenue.

Digital

Digital revenue increased $1.8 million, or 8.2%, to $23.1 million for the three months ended May 31, 2011, as compared to $21.3 million for the three months ended May 31, 2010. The favourable variance was due to a 16.7% increase in online advertising revenue offset by a 9.6% decrease in digital circulation revenue and subscription revenue from FPinfomart.

Other

Other revenue decreased $2.8 million, or 35.7%, to $5.0 million for the three months ended May 31, 2011, as compared to $7.8 million for the three months ended May 31, 2010. The decrease was due to the termination of a commercial printing contract in September 2010 as discussed earlier.

Operating expenses

Compensation, excluding curtailment gains

Compensation expenses, which are comprised of payroll and contractor expenses, decreased $11.7 million or 9.7%, to $108.9 million for the three months ended May 31, 2011, as compared to $120.6 million for the three months ended May 31, 2010. Decreased compensation expenses are a result of previously discussed restructuring initiatives and reductions in defined benefit pension costs, partially offset by increases in stock-based compensation expense.

Newsprint

Newsprint expenses decreased $0.6 million, or 3.7%, to $15.7 million for the three months ended May 31, 2011, as compared to $16.3 million for the three months ended May 31, 2010. Newsprint consumption decreased 17.1% due to continued usage reduction efforts, outsourcing of our production at certain newspapers as discussed earlier and lower newspaper circulation, partially offset by a 16.1% increase in newsprint cost per tonne, resulting in an overall decrease in newsprint expense of 3.7% in the three months ended May 31, 2011, as compared to the three months ended May 31, 2010.

Other operating

Other operating expenses increased $0.7 million to $83.3 million for the three months ended May 31, 2011, as compared to $82.6 million for the three months ended May 31, 2010.

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items increased $0.4 million to $51.3 million for the three months ended May 31, 2011, as compared to $50.9 million for the three months ended May 31, 2010. The increase relates primarily to decreased compensation costs partially offset by decreases in revenue, as discussed above.

Amortization

Amortization increased $8.5 million to $18.6 million for the three months ended May 31, 2011, as compared to $10.1 million for the three months ended May 31, 2010. Amortization is not comparable between Postmedia and Canwest LP as amortization is higher in Postmedia due to the higher carrying values of both tangible and intangible assets subject to amortization as a result of the fair values ascribed on the Acquisition.

Restructuring of operations and other items

Restructuring of operations and other items was $3.3 million for the three months ended May 31, 2011, as compared to $0.2 million for the three months ended May 31, 2010. The increase is the result of restructuring initiatives we implemented, expenses relating to the filing of a non-offering prospectus, expenses relating to complying with our contractual obligation to make an exchange offer for the Notes that is registered with the SEC, and management oversight expenses of our various restructuring initiatives. This increase is partially offset by curtailment gains of $1.2 million on our pension and post-retirement plans. The actual and proposed termination of employees under the restructuring initiatives described earlier, has resulted in the elimination, for a significant number of employees, of the right to earn defined benefits and as a result we have recorded the curtailment gains noted above.

Operating income

Operating income decreased by $11.2 million to $29.4 million for the three months ended May 31, 2011, as compared to $40.6 million for the three months ended May 31, 2010. The decrease in operating income primarily relates to the increase in amortization of $8.5 million and restructuring of operations and other items of $3.1 million discussed above.

Interest expense, excluding loss on debt prepayment

Interest expense for the three months ended May 31, 2011 was $19.6 million. Interest expense is not comparable between Postmedia and Canwest LP due to different capital structures.

Loss on debt prepayment

For the three months ended May 31, 2011 we recorded a loss on debt prepayment of $11.0 million. This amount includes cash costs of $1.4 million incurred on the prepayment of debt and non-cash expenses of $9.6 million for unamortized discounts and transaction costs related to the prepayment of the prior debt instruments.

Other income

Other income for the three months ended May 31, 2010 represented a charge to Canwest Global Communications Corp. for the use of shared equipment.

Loss on disposal of property and equipment

During the three months ended May 31, 2011, we sold property and equipment and realized a loss of $0.1 million.

Loss on derivative financial instruments

For the three months ended May 31, 2011 we recorded a loss on derivative financial instruments of $1.9 million. This amount includes a loss of $2.3 million related to a foreign currency interest rate swap that was not designated as a hedge and a loss of $1.8 million which represents a payment made during the three months ended May 31, 2011 to amend the terms of our foreign currency interest rate swap that was not designated as a hedge. Partially offsetting these losses was a gain of $2.2 million related to a variable prepayment option on the Notes that represents an embedded derivative.

Foreign currency exchange losses (gains)

Foreign currency exchange losses for the three months ended May 31, 2011 were $0.7 million. Foreign currency exchange losses (gains) are not comparable between Postmedia and Canwest LP due to different capital structures. For the three months ended May 31, 2011 foreign currency exchange losses include unrealized losses related to the principal amount outstanding on Tranche C of our Term Loan Facility, realized losses on settlements of our foreign currency interest rate swap not designated as a hedge, partially offset by realized gains on the principal repayments on Tranche C of our Term Loan Facility.

Reorganization costs

Reorganization costs represent costs that were directly associated with the reorganization of the Limited Partnership. During the three months ended May 31, 2010 the Limited Partnership incurred $9.5 million of reorganization costs. These costs consisted of professional fees, advisory fees, management incentive plan and key employee retention plan costs.

Earnings (loss) before income taxes

Loss before income taxes for the three months ended May 31, 2011 was $3.9 million. Earnings (loss) before income taxes is not comparable between Postmedia and Canwest LP due to different capital structures. The loss before income taxes for the three months ended May 31, 2011 is primarily due to restructuring of operations and other items, the loss on debt prepayment and increased amortization costs related to the fair value increases to the carrying amount of tangible and intangible assets discussed above.

Recovery of income taxes

For the three months ended May 31, 2011 we did not record an income tax provision or recovery. Income taxes are not comparable between Postmedia and Canwest LP due to different organizational structures. Our effective tax rate was different than our statutory tax rate of 27.9% as a result of adjustments to the income tax expense, including a $0.7 million increase related to changes in our valuation allowance, a $1.0 million increase related to non-deductible expenses, partially offset by a $0.6 million decrease related to changes in future tax rates.

Net earnings (loss)

Net loss for the three months ended May 31, 2011 was $3.9 million. Net earnings (loss) is not comparable between Postmedia and Canwest LP due to different capital structures. The net loss for the three months ended May 31, 2011 is primarily due to restructuring of operations and other items, the loss on debt prepayment and increased amortization costs related to the fair value increases to the carrying amount of tangible and intangible assets discussed above.

Results of Postmedia’s segment operations for the three months ended May 31, 2011 compared to Canwest LP’s segment operations for the three months ended May 31, 2010

	Postmedia	Canwest LP
	For the three months ended May 31,
($ in thousands of Canadian dollars)	2011	2010 (1)
Revenue
Newspapers	250,907	262,076
All other	9,381	9,240
Intersegment elimination	(1,096)	(971)

	259,192	270,345

Operating expenses
Newspapers	194,446	207,769
All other	5,910	6,046
Corporate	8,659	6,637
Intersegment elimination	(1,096)	(971)

	207,919	219,481

Operating profit before amortization, restructuring and other items (2)
Newspapers	56,461	54,307
All other	3,471	3,194
Corporate	(8,659)	(6,637)

	51,273	50,864

Notes:

(1)	We have included historical interim unaudited segment information of Canwest LP to provide historical interim financial data of the operations we acquired. However, Canwest LP’s historical interim unaudited segment information is not comparable to our interim unaudited segment information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s interim unaudited segment information has been reclassified to reflect our segmented reporting.
(2)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of operating profit before amortization, restructuring and other items to net earnings (loss).

Newspapers

Revenue

Revenue for the Newspapers segment decreased $11.2 million, or 4.3%, to $250.9 million for the three months ended May 31, 2011, as compared to $262.1 million for the three months ended May 31, 2010. The decrease in revenue is due to decreases in print advertising revenue, declines in circulation, and decreases in commercial printing revenue partially offset by increases in digital advertising revenue.

The total advertising linage and the average line rate decreased 5.2% and 1.2%, respectively, compared to the three months ended May 31, 2010. National advertising revenue decreased 1.7%, retail advertising revenue decreased 9.4% and classified advertising revenue decreased 10.5% compared to the three months ended May 31, 2010. Insert revenue increased 4.2% primarily related to volume increases of 3.8% as compared to the three months ended May 31, 2010. A 5.7% decrease in print circulation volume was partially offset by increases in per copy pricing, resulting in a 2.8% decrease in print circulation revenue compared to the three months ended May 31, 2010. Newspaper digital advertising revenue increased 15.8% for the three months ended May 31, 2011, as compared to the three months ended May 31, 2010, offset partially by decreases in digital circulation and subscription revenue, resulting in an overall digital revenue increase of 14.9% . Other revenue decreased $3.0 million which relates to the termination of a commercial printing contract in September 2010 as discussed earlier.

Operating expenses

Operating expenses for the Newspapers segment decreased $13.4 million or 6.4%, to $194.4 million for the three months ended May 31, 2011, as compared to $207.8 million for the three months ended May 31, 2010. The decrease in expenses was primarily due to the impact of restructuring and cost reduction initiatives we implemented since the Acquisition. In particular compensation expense decreased $11.9 million or 12.0%, distribution expense decreased $0.3 million or 0.7%, and promotion expense decreased $0.6 million or 8.5% for the three months ended May 31, 2011 compared to the three months ended May 31, 2010.

Offsetting these decreases was an increase of $1.0 million or 3.6% in newsprint and production expense for the three months ended May 31, 2011, as compared to the three months ended May 31, 2010. The newsprint and production expense increase is comprised of newsprint expense decreases of 3.7% offset by increases in external production costs due to outsourcing.

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items, for the Newspapers segment increased $2.2 million or 4.0%, to $56.5 million for the three months ended May 31, 2011, as compared to $54.3 million for the three months ended May 31, 2010. This increase was due to decreased operating expenses, partially offset by revenue decreases, as described above.

All other

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items for the All other category increased $0.3 million to $3.5 million for the three months ended May 31, 2011, as compared to $3.2 million for the three months ended May 31, 2010.

Corporate

Operating expenses

Corporate expenses increased $2.1 million to $8.7 million for the three months ended May 31, 2011, as compared to $6.6 million for the three months ended May 31, 2010. The increase is due to increases in compensation costs, which include an increase of $1.8 million related to stock-based compensation expense, partially offset by decreases in defined benefit pension costs as discussed earlier.

Postmedia’s operating results for the nine months ended May 31, 2011 compared to Canwest LP’s operating results for the nine months ended May 31, 2010

	Postmedia	Canwest LP
	For the nine months ended May 31,
($ in thousands of Canadian dollars)	2011	2010 (1)
Revenues
Print advertising	528,865	542,681
Print circulation	175,983	181,320
Digital	68,234	63,801
Other	15,705	23,378

	788,787	811,180

Operating expenses
Compensation, excluding curtailment gains	324,447	352,219
Newsprint	48,070	50,673
Other operating	249,125	247,422

	621,642	650,314

Operating profit before amortization, restructuring and other items (2)	167,145	160,866
Amortization	56,517	30,736
Restructuring of operations and other items	39,873	2,660

Operating income	70,755	127,470
Interest expense, excluding loss on debt prepayment	62,126	60,633
Loss on debt prepayment	11,018	—
Other income	—	(1,501)
Loss (gain) on disposal of property and equipment	112	(2)
Loss on derivative financial instruments	29,473	—
Foreign currency exchange gains	(22,565)	(49,610)
Acquisition costs	1,217	—

Earnings (loss) before reorganization costs and income taxes	(10,626)	117,950
Reorganization costs	—	41,192

Earnings (loss) before income taxes	(10,626)	76,758
Recovery of income taxes	—	(18,111)

Net earnings (loss)	(10,626)	94,869

Notes:

(1)	We have included historical interim unaudited consolidated financial information of Canwest LP, to provide historical financial data of the operations we acquired. However, Canwest LP’s historical interim unaudited consolidated financial statements are not comparable to our interim unaudited consolidated financial statements and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s historical interim unaudited consolidated financial data has been reclassified to be consistent with Postmedia’s revenue and expense presentation.
(2)	See “Reconciliation of Non-GAAP Financial Measures”.

Revenue

Print advertising

Print advertising revenue decreased $13.8 million, or 2.5%, to $528.9 million for the nine months ended May 31, 2011, as compared to $542.7 million for the nine months ended May 31, 2010. This decrease relates to decreased revenue from retail advertising of 7.0% and classified advertising of 6.6%, partially offset by increased revenue from national advertising of 0.7%, insert advertising of 1.8% and other advertising of 0.4% .

Print circulation

Print circulation revenue decreased $5.3 million, or 2.9%, to $176.0 million for the nine months ended May 31, 2011, as compared to $181.3 million for the nine months ended May 31, 2010. Net paid circulation decreased 5.8% for the nine months ended May 31, 2011, as compared to the nine months ended May 31, 2010, offset partially by price increases, resulting in only a 2.9% decrease in overall circulation revenue.

Digital

Digital revenue increased $4.4 million, or 6.9%, to $68.2 million for the nine months ended May 31, 2011, as compared to $63.8 million for the nine months ended May 31, 2010. The favourable variance was due to a 13.6% increase in online advertising revenue offset by a 6.6% decrease in digital circulation revenue and subscription revenue from FPinfomart.

Other

Other revenue decreased $7.7 million, or 32.8%, to $15.7 million for the nine months ended May 31, 2011, as compared to $23.4 million for the nine months ended May 31, 2010. The decrease was primarily due to the termination of a commercial printing contract in September 2010 as discussed earlier.

Operating expenses

Compensation, excluding curtailment gains

Compensation expenses, which are comprised of payroll and contractor expenses, decreased $27.8 million or 7.9%, to $324.4 million for the nine months ended May 31, 2011, as compared to $352.2 million for the nine months ended May 31, 2010. Decreased compensation expenses are a result of previously discussed restructuring initiatives and reductions in defined benefit pension costs, partially offset by increases in stock-based compensation expense.

Newsprint

Newsprint expenses decreased $2.6 million, or 5.1%, to $48.1 million for the nine months ended May 31, 2011, as compared to $50.7 million for the nine months ended May 31, 2010. Newsprint consumption decreased 15.3% due to continued usage reduction efforts, outsourcing of production at certain newspapers as discussed earlier and lower newspaper circulation partially offset by a 11.9% increase in newsprint cost per tonne, resulting in an overall decrease in newsprint expense of 5.1% for the nine months ended May 31, 2011, as compared to the nine months ended May 31, 2010.

Other operating

Other operating expenses increased $1.7 million to $249.1 million for the nine months ended May 31, 2011, as compared to $247.4 million for the nine months ended May 31, 2010.

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items increased by $6.2 million, or 3.9%, to $167.1 million for the nine months ended May 31, 2011, as compared to $160.9 million for the nine months ended May 31, 2010. The increase relates primarily to decreased compensation costs partially offset by decreases in revenue, as discussed above.

Amortization

Amortization increased by $25.8 million to $56.5 million for the nine months ended May 31, 2011, as compared to $30.7 million for the nine months ended May 31, 2010. Amortization is not comparable between Postmedia and Canwest LP as amortization is higher in Postmedia due to the higher carrying values of both tangible and intangible assets subject to amortization as a result of the fair values ascribed on the Acquisition.

Restructuring of operations and other items

Restructuring of operations and other items increased by $37.2 million to $39.9 million for the nine months ended May 31, 2011, as compared to $2.7 million for the nine months ended May 31, 2010. The increase is the result of restructuring initiatives we implemented, expenses relating to filing a non-offering prospectus, expenses relating to complying with our contractual obligation to make an exchange offer for the Notes that is registered with the SEC, and management oversight expenses of our various restructuring initiatives. This increase is partially offset by curtailment gains of $1.2 million on our pension and post-retirement plans. The actual and proposed termination of employees under the restructuring initiatives described earlier, has resulted in the elimination, for a significant number of employees, of the right to earn defined benefits and as a result we have recorded the curtailment gains noted above.

Operating income

Operating income decreased by $56.7 million to $70.8 million for the nine months ended May 31, 2011, as compared to $127.5 million for the nine months ended May 31, 2010. The decrease in operating income primarily relates to the increase in amortization of $25.8 million and restructuring of operations and other items of $37.2 million discussed above.

Interest expense, excluding loss on debt prepayment

Interest expense for the nine months ended May 31, 2011 was $62.1 million. Interest expense is not comparable between Postmedia and Canwest LP due to different capital structures.

Loss on debt prepayment

For the nine months ended May 31, 2011 we recorded a loss on debt prepayment of $11.0 million. This amount includes cash costs of $1.4 million incurred on the prepayment of debt and non-cash expenses of $9.6 million of unamortized discounts and transaction costs related to the prepayment of debt.

Other income

Other income for the nine months ended May 31, 2010 represented a charge to Canwest Global Communications Corp. for the use of shared equipment.

Loss (gain) on disposal of property and equipment

During the nine months ended May 31, 2011, we sold property and equipment and realized a loss of $0.1 million.

Loss on derivative financial instruments

For the nine months ended May 31, 2011 we recorded a loss on derivative financial instruments of $29.5 million. This amount includes a loss of $23.8 million related to a foreign currency interest rate swap that was not designated as a hedge and a loss of $1.8 million which represents a payment made to amend the terms of our foreign currency interest rate swap that was not designated as a hedge. In addition, we recorded a loss of $3.9 million related to a variable prepayment option on the Notes that represents an embedded derivative.

Foreign currency exchange gains

Foreign currency exchange gains for the nine months ended May 31, 2011 were $22.6 million. Foreign currency exchange gains are not comparable between Postmedia and Canwest LP due to different capital structures. For the nine months ended May 31, 2011 foreign currency exchange gains consist primarily of net realized gains related to the US Tranche that was prepaid on April 4, 2011 and settlements on the foreign currency interest rate swap not designated as a hedge. Partially offsetting these gains are unrealized losses related to the outstanding principal amount of Tranche C of our Term Loan Facility.

Acquisition costs

During the nine months ended May 31, 2011 we incurred acquisition costs of $1.2 million related to the Acquisition of the Limited Partnership. These costs were expensed as they were not directly related to either the issuance of debt or equity.

Reorganization costs

Reorganization costs represent costs that were directly associated with the reorganization of the Limited Partnership. During the nine months ended May 31, 2010 the Limited Partnership incurred $41.2 million of reorganization costs. These costs consisted of professional fees, advisory fees, management incentive plan and key employee retention plan costs.

Earnings (loss) before income taxes

Loss before income taxes for the nine months ended May 31, 2011 was $10.6 million. Earnings (loss) before income taxes is not comparable between Postmedia and Canwest LP due to different capital structures. The loss before income taxes for the nine months ended May 31, 2011 is primarily due to restructuring of operations and other items, the loss on debt prepayment and increased amortization costs related to the fair value increases to the carrying amount of tangible and intangible assets discussed above.

Recovery of income taxes

For the nine months ended May 31, 2011 we did not record an income tax provision or recovery. Income taxes are not comparable between Postmedia and Canwest LP due to different organizational structures. Our effective tax rate was different than our statutory tax rate of 27.9% as a result of adjustments to the income tax expense, including a $1.3 million increase related to changes in our valuation allowance, a $2.9 million increase related to non-deductible expenses, partially offset by a $0.5 million decrease related to changes in future tax rates and a $0.8 million decrease related to adjustments in respect of the prior year.

Net earnings (loss)

Net loss for the nine months ended May 31, 2011 was $10.6 million. Net earnings (loss) is not comparable between Postmedia and Canwest LP due to different capital structures. The net loss for the nine months ended May 31, 2011 is primarily due to restructuring of operations and other items, the loss on debt prepayment and increased amortization costs related to the fair value increases to the carrying amount of tangible and intangible assets discussed above.

Results of Postmedia’s segment operations for the nine months ended May 31, 2011 compared to Canwest LP’s segment operations for the nine months ended May 31, 2010

	Postmedia	Canwest LP
	For the nine months ended May 31,
($ in thousands of Canadian dollars)	2011	2010 (1)
Revenue
Newspapers	762,632	785,902
All other	29,413	28,733
Intersegment elimination	(3,258)	(3,455)

	788,787	811,180

Operating expenses
Newspapers	580,838	616,280
All other	17,925	17,777
Corporate	26,137	19,712
Intersegment elimination	(3,258)	(3,455)

	621,642	650,314

Operating profit before amortization, restructuring and other items (2)
Newspapers	181,794	169,622
All other	11,488	10,956
Corporate	(26,137)	(19,712)

	167,145	160,866

Notes:

(1)	We have included historical interim unaudited segment information of Canwest LP to provide historical interim financial data of the operations we acquired. However, Canwest LP’s historical interim unaudited segment information is not comparable to our interim unaudited segment information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s interim unaudited segment information has been reclassified to reflect our segmented reporting.
(2)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of operating profit before amortization, restructuring and other items to net earnings (loss).

Newspapers

Revenue

Revenue for the Newspapers segment decreased $23.3 million, or 3.0%, to $762.6 million for the nine months ended May 31, 2011, as compared to $785.9 million for the nine months ended May 31, 2010. The decrease in revenue is due to decreases in print advertising revenue, declines in circulation, and decreases in commercial printing revenue partially offset by increases in digital advertising revenue.

The total advertising linage and the average line rate decreased 2.3% and 1.2%, respectively, compared to the nine months ended May 31, 2010. Retail and classified advertising decreased 7.0% and 6.6%, respectively, compared to the nine months ended May 31, 2010, partially offset by increased national advertising of 0.7% . Insert volume increased slightly but was partially offset by price decreases resulting in a 1.8% increase in insert revenue compared to the nine months ended May 31, 2010. A 5.8% decrease in print circulation volume was partially offset by increases in per copy pricing, resulting in a 2.9% decrease in print circulation revenue compared to the nine months ended May 31, 2010. Newspaper digital advertising revenue increased 14.4% for the nine months ended May 31, 2011, as compared to the nine months ended May 31, 2010, offset partially by decreases in digital circulation and subscription revenue, resulting in an overall digital revenue increase of 12.4% .

Operating expenses

Operating expenses for the Newspapers segment decreased $35.5 million or 5.8%, to $580.8 million for the nine months ended May 31, 2011, as compared to $616.3 million for the nine months ended May 31, 2010. The decrease in expenses was primarily due to the impact of restructuring and cost reduction initiatives we implemented since the Acquisition. In particular compensation expense decreased $26.2 million or 9.1%, distribution expense decreased $1.5 million or 1.3% and promotion expense decreased $3.6 million or 17.1% for the nine months ended May 31, 2011 compared to the nine months ended May 31, 2010. Offsetting these decreases was an increase of $0.7 million or 0.9% in newsprint and production expense for the nine months ended May 31, 2011, as compared to the nine months ended May 31, 2010. The newsprint and production expense increase is comprised of newsprint expense decreases of 5.1% offset by increases in external production costs due to outsourcing.

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items, for the Newspapers segment increased $12.2 million or 7.2%, to $181.8 million for the nine months ended May 31, 2011, as compared to $169.6 million for the nine months ended May 31, 2010. This increase was due to decreased operating expenses, partially offset by revenue decreases, as described above.

All other

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items for the All other category increased by $0.5 million to $11.5 million for the nine months ended May 31, 2011, as compared to $11.0 million for the nine months ended May 31, 2010.

Corporate

Operating expenses

Corporate expenses increased $6.4 million to $26.1 million for the nine months ended May 31, 2011, as compared to $19.7 million for the nine months ended May 31, 2010. The increase is due to increases in compensation costs, which include an increase of $4.6 million related to stock-based compensation expense, partially offset by decreases in defined benefit pension costs as discussed earlier.

Consolidated quarterly financial results

($ in thousands of Canadian dollars)	Postmedia				Canwest LP(1)					Canwest LP(1)
	Fiscal 2011			Fiscal 2010	Fiscal 2010					Fiscal 2009
	Three months ended May 31, 2011	Three months ended February 28, 2011	Three months ended November 30, 2010	July 13, 2010 to August 31, 2010	June 1, 2010 to July 12, 2010		Three months ended May 31, 2010	Three months ended February 28, 2010	Three months ended November 30, 2009	Three months ended August 31, 2009
Revenue	259,192	242,538	287,057	122,094	119,229		270,345	254,418	286,417	237,726
Net earnings (loss)	(3,881)	(12,310)	5,565	(44,618)	n/a	(2)	40,639	(7,613)	61,843	(81,093)
Cash flows from operating activities	39,236	9,185	(4,615)	17,502	n/a	(2)	37,913	45,652	5,253	21,754

Notes:

(1)	We have included historical consolidated quarterly financial information of Canwest LP to provide quarterly historical financial data of the operations we acquired. However, Canwest LP’s historical quarterly unaudited financial information is not comparable to our interim unaudited quarterly consolidated financial information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business.
(2)	As Canwest LP was under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information in note 5 of the annual audited financial statements of Canwest LP did not include a provision for income taxes. As a result net earnings (loss) have not been presented for the period from June 1, 2010 to July 12, 2010 in the above table. Additionally, no cash flow information was prepared for Canwest LP under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010 and as a result cash flows from operating activities have not been presented for the period from June 1, 2010 to July 12, 2010 in the above table.

Liquidity and capital resources

Our principal use of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand, cash flows from operations and available borrowings under our asset-based revolving credit facility (“ABL facility”) will enable us to meet our working capital, capital expenditures, debt servicing and other funding requirements for the foreseeable future. However, our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants under our debt agreements, depends on our future operating performance and cash flows. There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results” described earlier.

Our cash flows from operating activities may be impacted by, among other things, competition from other newspapers and alternative forms of media and competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, including new media outlets. Although we expect to fund our capital needs with our available cash, cash generated from operations and available borrowings under the ABL facility, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt.

In conjunction with the refinancing described below under “Uses of Cash - Indebtedness”, the financial covenants in the term loan facility credit agreement were favourably modified and are as follows:

•	The consolidated interest coverage ratio shall not at any time be less than 2.00 to 1.00;

•	The consolidated total leverage ratio shall not exceed (a) 4.50 to 1.00 through November 29, 2012 and (b) 4.00 to 1.00 from November 30, 2012 through maturity; and

•	The consolidated first lien indebtedness leverage ratio shall not exceed (a) 3.00 to 1.00 through November 29, 2012 and (b) 2.50 to 1.00 from November 30, 2012 through maturity.

During the nine months ended May 31, 2011 we were in compliance with all debt covenants and no amounts were drawn under the ABL Facility.

We expect to meet our cash needs for the remainder of fiscal 2011 through a combination of operating cash flows, cash on hand and existing credit facilities.

Sources of Cash

Cash flows from operating activities

Our principal sources of liquidity are cash flows from operating activities. For the three and nine months ended May 31, 2011, our cash flows from operating activities were $39.2 million and $43.8 million, respectively. As of May 31, 2011 we had cash of $31.0 million (August 31, 2010 - $40.2 million) and our ABL facility remained undrawn. Availability under the ABL facility as at May 31, 2011 was $45.0 million.

Uses of Cash

Cash flows from investing activities

For the three and nine months ended May 31, 2011 our cash flows from investing activities were an outflow of $5.1 and $12.0 million, respectively. Total capital expenditures related to property and equipment and intangible assets for the three and nine months ended May 31, 2011 were $5.2 million and $13.2 million, respectively. In addition, during the three and nine months ended May 31, 2011 we disposed of property and equipment for proceeds of $0.1 million and $1.2 million, respectively.

Cash flows from financing activities

Cash flows from financing activities for the three and nine months ended May 31, 2011 were an outflow of $17.6 million and $41.0 million, respectively, primarily related to our indebtedness as discussed below.

Indebtedness

As at May 31, 2011 we have amounts outstanding under the Term Loan Facility of US$348.2 million. In addition, as at May 31, 2011, we have US$275.0 million of Notes outstanding.

On April 4, 2011, we entered into an agreement to amend certain terms of the Term Loan Facility. As a result amounts outstanding under the US Tranche of the Term Loan Facility of $238.0 million (US$247.0 million) and the Canadian Tranche of the Term Loan Facility of $107.3 million were prepaid and replaced with Tranche C. Tranche C was issued for US$365.0 million (CDN$351.7 million) at a discount of 0.25% for net proceeds of $350.8 million, before financing fees of $5.0 million.

During the three months ended May 31, 2011 we made mandatory and optional principal repayments on our Term Loan Facility of $2.2 million (US$2.3 million) and $14.0 million (US$14.5 million), respectively. During the nine months ended May 31, 2011 we made mandatory and optional principal repayments on our Term Loan Facility of $8.0 million (US$5.3 million and CDN$2.8 million) and $31.4 million (US$32.0 million), respectively.

During the three and nine months ended May 31, 2011 we made a payment on a capital lease of $1.8 million.

The following tables set out the principal and carrying amount of debt outstanding as at May 31, 2011 and August 31, 2010. The first column of the table translates our US dollar debt to the Canadian equivalent based on foreign exchange rates specified in our foreign currency swap agreements for swapped debt and at the closing foreign exchange rate on May 31, 2011 and August 31, 2010, respectively, for our non-swapped debt.

	May 31, 2011
($ in thousands of Canadian dollars)	Principal translated at swapped or period end rates	Principal translated at period end exchange rates	Financing fees, discounts and other	Carrying value
Term loan – Tranche C (swapped) (US$191.3M)	197,944	185,245	11,526	173,719
Term loan – Tranche C (non-swapped) (US$156.9M)	152,040	152,040	9,460	142,580
Notes (swapped) (US$275.0M)	284,625	266,365	10,407	255,958

	634,609	603,650	31,393	572,257

	August 31, 2010
($ in thousands of Canadian dollars)	Principal translated at swapped or period end rates	Principal translated at period end exchange rates	Financing fees, discounts and other	Carrying value
Term loan – US Tranche (swapped) (US$225.0M)	232,875	239,963	17,608	222,355
Term loan – US Tranche (non-swapped) (US$42.5M)	45,326	45,326	5,949	39,377
Term loan – Canadian Tranche	110,000	110,000	8,400	101,600
Notes (swapped) (US$275.0M)	284,625	293,288	10,589	282,699

	672,826	688,577	42,546	646,031

Financial position as at May 31, 2011 compared to August 31, 2010

($ in thousands of Canadian dollars)	May 31, 2011	August 31, 2010
Current assets	190,509	177,678
Total assets	1,226,069	1,266,204
Current liabilities	177,896	164,542
Total liabilities	918,648	950,802
Shareholders’ equity	307,421	315,402

Our current assets are higher at May 31, 2011 due to an increase in accounts receivable due to the seasonality of our business partially offset by a decrease in cash. Total assets have decreased due to the reduction of carrying amounts for property and equipment and indefinite life intangible assets as a result of amortization recorded during the nine months ended May 31, 2011, partially offset by the increase in current assets already described. Current liabilities have increased due to increased accrued interest payable on the Notes and increases to the current portion of derivative financial instruments, partially offset by decreases in payroll related and restructuring accruals as compared to August 31, 2010. Total liabilities have decreased due to foreign exchange translation and principal payments on long-term debt as well as decreased pension liabilities offset by increases in our derivative financial instruments.

Financial Instruments and Financial Instruments Risk Management

The financial instruments and financial instruments risk management are the same as disclosed in the August 31, 2010 audited consolidated financial statements included in our non-offering prospectus dated June 7, 2011, which can be found on SEDAR at www.sedar.com, except as disclosed below.

Derivative financial instruments

During the three and nine months ended May 31, 2011, in conjunction with the amendments to the Term Loan Facility, we amended the existing foreign currency interest rate swap not designated as a hedge to modify the terms to be consistent with the Term Loan Facility amendments. As a result, the interest rate on the notional Canadian principal amount has changed from bankers acceptance rates plus 9.25% to bankers acceptance rates plus 7.07%. In addition, during the three and nine months ended May 31, 2011 we had principal exchanges of US$11.3 million and US$33.8 million, respectively, on our foreign currency interest rate swap not designated as a hedge and as a result have a notional amount of US$191.3 million outstanding on this swap as at May 31, 2011 (August 31, 2010 – US$225.0 million).

During the three and nine months ended May 31, 2011, we amended the hedging arrangement for the Notes to favourably modify the financial covenants so they are consistent with the financial covenants in the Term Loan Facility described earlier. As a result the interest rate on the notional principal amount has changed from a fixed rate of 14.53% to a fixed rate of 14.78%.

Foreign currency risk

On July 13, 2010, concurrent with entering into our debt arrangements we entered into transactions to reduce foreign currency risk exposure on our US dollar denominated debt. As of May 31, 2011, we had mitigated foreign currency risk on 74.8% of our US dollar denominated debt, meeting our goal of largely eliminating our exposure to foreign currency fluctuations on our US dollar denominated indebtedness. As at May 31, 2011, we were still exposed to foreign currency risk on the unswapped portion of Tranche C of US$156.9 million, representing 25.2% of our outstanding US dollar denominated indebtedness. On June 20, 2011 we entered into a foreign currency interest rate swap of US$50.0 million to hedge part of the remaining foreign currency risk associated with Tranche C. This foreign currency interest rate swap fixes the principal payments on a notional amount of US$50.0 million, which reduces with principal payments on the debt, with a fixed currency exchange rate of US$1:0.9845 until May 31, 2015 and a fixed interest rate of 8.66% . Taking this new swap into consideration we have mitigated foreign currency risk on 82.8% of our US dollar denominated debt. We intend to apply hedge accounting for this foreign currency interest rate swap.

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

Contractual obligations and commitments

Our obligations under firm contractual arrangements, including commitments for future payments under capital lease arrangements, operating lease arrangements, and pension funding agreements are not materially different from those discussed in our management’s discussion and analysis included in our non-offering prospectus dated June 7, 2011, which can be found on SEDAR at www.sedar.com. Due to the amendments to the Term Loan Facility and the amendments and new swap arrangements our obligations under firm contractual agreements related to our debt and swap agreements have been updated to reflect these changes as follows:

	Fiscal year ending August 31,
($ in thousands)	2012	2013	2014	2015	2016	Thereafter
Long-term debt(1)(2)	15,002	32,679	50,356	50,356	187,352	266,365
Interest on long-term debt(1)(2)	54,629	53,440	50,873	47,157	42,693	66,717
Cash outflow on derivative financial instruments(3)	125,563	132,375	411,184	10,130	—	—
Cash inflow on derivative financial instruments(3)	(107,819)	(115,828)	(379,068)	(9,859)	—	—

Total	87,375	102,666	133,345	97,784	230,045	333,082

Notes:

(1)	Long-term debt and interest payments include only the quarterly minimum principal repayments.
(2)	US dollar long-term debt payments have been converted to Canadian dollars using the closing exchange rate on May 31, 2011. Interest payments have been calculated based on actual interest and foreign exchange rates as of May 31, 2011.
(3)	Cash disbursements and receipts on derivative financial instruments represent an estimate of future cash payments based on current interest and foreign exchange rates.

Differences between Canadian GAAP and US GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The significant differences are discussed in detail in note 21 of our audited consolidated financial statements for the period ended August 31, 2010 which are included in our non-offering prospectus dated June 7, 2011, and a reconciliation between Canadian GAAP and US GAAP is provided in note 14 of the interim unaudited consolidated financial statements for the three and nine months ended May 31, 2011, which can both be found on SEDAR at www.sedar.com.

Risk Factors

The risks relating to our business are described in the section entitled “Risk Factors” included in our non-offering prospectus dated June 7, 2011 which can be found on SEDAR at www.sedar.com.

Share Capital

As at July 11, 2011 we had the following number of shares and options outstanding:

Class C voting shares	1,258,466
Class NC variable voting shares	39,064,704

Total shares outstanding	40,323,170

Total options outstanding(1)	2,000,000

(1)	The total options outstanding are convertible into 1.8 million Class C voting shares and 0.2 million Class NC variable voting shares. The total options outstanding include 0.4 million options that are vested and 1.6 million options that are unvested.

Reconciliation of Non-GAAP Financial Measures

The following table provides a reconciliation of operating profit before amortization, restructuring and other items to net earnings (loss), the most closely comparable GAAP measure for the following periods. We believe this non-GAAP measure is useful to investors as it is an indicator of our operating performance and ability to incur and service debt. In addition, it allows us to meaningfully compare our results to our predecessor as it excludes both amortization expense, which is not comparable between Postmedia and our predecessor as a result of the changes in the value of our assets because of the Acquisition, and restructuring and other items expense, which relates mainly to severance costs related to the restructuring of the operations incurred as a result of the Acquisition which are not comparable to the restructuring expense recorded by our predecessor. Management uses this non-GAAP measure to make operating decisions as it is an indicator of how much cash is being produced by our operations and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions. Finally, this non-GAAP measure is the primary measure used by our creditors to assess our performance and compute our financial maintenance covenants contained in our Term Loan Facility.

	Postmedia		Canwest LP
	For the three months ended	For the nine months ended	For the three months ended	For the nine months ended
($ in thousands of Canadian dollars)	May 31, 2011		May 31, 2010 (1)
Net earnings (loss)	(3,881)	(10,626)	40,639	94,869
Recovery of income taxes	—	—	(14,968)	(18,111)
Acquisition costs	—	1,217	—	—
Reorganization costs	—	—	9,454	41,192
Interest expense, excluding loss on debt prepayment	19,584	62,126	10,138	60,633
Loss on debt prepayment	11,018	11,018	—	—
Other income	—	—	(500)	(1,501)
Loss (gain) on disposal of property and equipment	115	112	—	(2)
Loss on derivative financial instruments	1,907	29,473	—	—
Foreign currency exchange losses (gains)	695	(22,565)	(4,169)	(49,610)
Restructuring of operations and other items	3,267	39,873	196	2,660
Amortization	18,568	56,517	10,074	30,736

Operating profit before amortization, restructuring and other items	51,273	167,145	50,864	160,866

Notes:

(1)	We have included historical consolidated financial information of Canwest LP to provide historical consolidated financial data of the operations we acquired. However, Canwest LP’s historical consolidated financial statements are not comparable to our consolidated financial statements and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business.